Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	NAME AND ADDRESS OF COMPANY

Pan American Silver Corp. (the “Company”)
1500 – 625 Howe Street
Vancouver, British Columbia V6C 2T6

ITEM 2.	DATE OF MATERIAL CHANGE

December 14, 2015

ITEM 3.	NEWS RELEASE

A news release was issued by the Company on December 14, 2015 at Vancouver, British Columbia and distributed through the facilities of CNW Newswire. The news release was filed on SEDAR on December 14, 2015.

ITEM 4.	SUMMARY OF MATERIAL CHANGE

The Company announced that as the last step of a transitional plan that has been under consideration for over a year, Mr. Geoff Burns, Chief Executive Officer, will retire effective December 31, 2015 and Mr. Michael Steinmann, currently President, will be appointed President & CEO effective January 1, 2016. Mr. Steinmann will also join the Board of Directors on January 1, 2016.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE

See attached News Release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

This report is not being filed on a confidential basis.

ITEM 7.	OMITTED INFORMATION

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	EXECUTIVE OFFICER

For further information, please contact:

	Name:	Keenan Hohol
	Office:	General Counsel
	Telephone:	(604) 684-1175

ITEM 9.	DATE OF REPORT

December 14, 2015.